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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
AUG 19 2016
Washington DC
412

SEC FILE NUMBER
8- 47763

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2015 AND ENDING 06/30/2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormic Rd EP III Suite 901
(No. and Street)

| Hunt Valley | MD | 21031 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

| 139 North Main St. Suite 101 | Bel Air | MD | 21014 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED
2016 AUG 22 AM 8:04
SEC / TM

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JEFFREY M. STERSHIC
NOTARY PUBLIC
BALTIMORE CITY
MARYLAND
MY COMMISSION EXPIRES OCT. 6, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GLOBAL BROKERAGE SERVICES, INC.

## FINANCIAL STATEMENTS

## For The Year Ended June 30, 2016

**GLOBAL BROKERAGE SERVICES, INC.**

**Table of Contents**

**For The Year Ended June 30, 2016**

*Kuczak*
*& Associates, P.A.*
**CERTIFIED PUBLIC ACCOUNTANTS**
139 North Main Street, Suite 101
Bel Air, MD 21014

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Global Brokerage Services, Inc.
Hunt Valley, Maryland

We have audited the accompanying statement of financial condition of Global Brokerage Services, Inc. as of June 30, 2016, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. This is our initial audit of the Company.

### Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

### Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc.as of June 30, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments: (2) posed the most difficulty to us in obtaining sufficient appropriate evidence: or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters.

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k) filed with the Securities and Exchange Commission that contains both the June 30, 2016 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kruggel & Associates, P.A.

Bel Air, Maryland
August 16, 2016

## GLOBAL BROKERAGE SERVICES, INC.
### Statement of Financial Condition
### June 30, 2016

### ASSETS

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 38,336 |
| Commissions Receivable | | 33,939 |
| Prepaid Expenses | | 20,000 |
| Total Current Assets | | 92,275 |
| **Other Assets:** | | |
| Deposits with Clearing Organization | | 10,626 |
| Total Other Assets | | 10,626 |
| Total Assets | $ | 102,901 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts Payable | $ | 448 |
| Commissions Payable | | 27,701 |
| Deferred Income Taxes | | 5,677 |
| Income Taxes Payable | | 297 |
| Total Liabilities | | 34,123 |
| **Stockholders' Equity:** | | |
| Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued and outstanding | | 10,000 |
| Retained Earnings | | 58,778 |
| Total Stockholders' Equity | | 68,778 |
| Total Liabilities and Stockholders' Equity | $ | 102,901 |

The accompanying notes are an integral part of these financial statements.

**GLOBAL BROKERAGE SERVICES, INC.**
**Statement of Operations**
**For the Year Ended June 30, 2016**

| | Amount | % |
|---|---|---|
| **Revenue** | | |
| Commissions & Fees | $ 457,204 | 44.28 |
| Investment Advisory Fees | 575,387 | 55.72 |
| Total Revenue | 1,032,591 | 100.00 |
| **Expenses** | | |
| Commissions to registered representatives | 717,042 | 69.44 |
| Regulatory fees and expenses | 12,144 | 1.18 |
| Other Expenses: | | |
| Management fees | 294,000 | 28.47 |
| Office expenses | 7,662 | 0.74 |
| Professional fees | 5,700 | 0.55 |
| Telephone | 3,133 | 0.30 |
| Dues and subscriptions | 595 | 0.06 |
| Total Expenses | 1,040,276 | 100.74 |
| Net (Loss) before income taxes | ( 7,685) | ( .74) |
| Provision for income taxes (Benefit) | ( 1,687) | ( .16) |
| Net (Loss) | ($ 5,998) | ( .58) |

The accompanying notes are an integral part of these financial statements.

**GLOBAL BROKERAGE SERVICES, INC.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended June 30, 2016**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance at Beginning of Year | $ 10,000 | $ 64,776 | $ 74,776 |
| Net Income | -0- | ( 5,998) | ( 5,998) |
| Balance at End of Year | $ 10,000 | $ 58,778 | $ 68,778 |

The accompanying notes are an integral part of these financial statements.

**GLOBAL BROKERAGE SERVICES, INC.**
**Statement of Cash Flows**
**For The Year Ended June 30, 2016**

| | |
|---|---|
| **Cash Flow From Operating Activities:** | |
| Net (Loss) | ($ 5,998) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) Decrease in: | |
| Accounts receivable | ( 3,474) |
| Prepaid expenses | 8,700 |
| Increase (Decrease) in: | |
| Accounts payable | 448 |
| Commissions payable | 3,338 |
| Income taxes payable | 106 |
| Deferred Income Taxes | ( 1,984) |
| Cash provided by operating activities | 1,136 |
| CASH (PROVIDED) USED BY INVESTING ACTIVITIES | |
| Cash (provided) used for investing activities | -0- |
| CASH PROVIDED (USED) FOR FINANCING ACTIVITIES | |
| Cash provided (used) for financing activities | -0- |
| NET INCREASE IN CASH | 1,136 |
| CASH AT BEGINNING OF YEAR | 37,200 |
| CASH AT END OF YEAR | $ 38,336 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid during the year for: | |
| Income taxes | $ 191 |
| Interest | $ -0- |

The accompanying notes are an integral part of these financial statements.

# GLOBAL BROKERAGE SERVICES, INC.
**Notes to Finanical Statements**
**June 30, 2016**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Global Brokerage Services, Inc. (the Firm) is a Registered Investment Advisory Firm and an Independent Broker-Dealer offering mutual funds, exchange traded funds, tax deferred investments, and related insurance products. The Firm offers investment opportunities in the United States and abroad to meet the goals and objectives of its clients. The Firm does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. The Firm was incorporated in the state of Maryland and started operations in October 1994. The Firm is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Firm evaluates its estimates, including those related to the allowance for uncollectible accounts receivable. The Firm bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Firm considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Marketable Securities – Marketable securities are investments, which are considered trading securities and thus valued at fair market value.

Office Administration – As a matter of policy, the Firm does not acquire nor own any personal property in the name of the corporation. Costs associated with its occupancy, payroll and related costs, advertising and promotional costs, insurance and various other office expense are included as part of the management fee paid to its affiliate organization.

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are reserved.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The Firm incurred a loss per share for the year ended June 30, 2016 in the amount of $3.00 per share.

Income taxes – The Firm accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair value of financial instruments – The Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events –Management considers events occurring after the balance sheet date which might have an impact on the Firm's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through August 16, 2016, which is the date the financial statements were available to be issued.

Income taxes – The Firm accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair value of financial instruments – The Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Firm's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through August 16, 2016, which is the date the financial statements were available to be issued.

GLOBAL BROKERAGE SERVICES, INC.
Notes to Finanical Statements
June 30, 2016

## NOTE B - COMMISSIONS RECEIVABLE

Management is of the opinion that all of the Firm's Commissions receivable are fully collectible. As of June 30, 2016, the receivable consisted of commissions from the sale of mutual funds, common stocks, annuities, private placements and 12b-1 fees. Management regularly evaluates the collectability of the Firm's receivables and consequently believes that no allowance for doubtful receivables is required.

## NOTE C – DEPOSIT WITH CLEARING ORGANIZATION

The Firm has an agreement with Hilltop Securities, Inc. to act as its clearing agent. The Firm maintains a deposit with the clearing firm in the amount of $10,626 in a non-interest bearing account.

## NOTE D - SUBORDINATED LIABILITIES

The Firm had no subordinated liabilities during the years ended June 30, 2016.

## NOTE E – COMMISSIONS PAYABLE

The Firm has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, income taxes and benefits. The Firm compensates its representatives by paying them a portion of the commissions from the investment products sold.

## NOTE F - EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

## NOTE G - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016 the Firm had excess net capital of $44,226, which was $39,226 in excess of its required net capital of $5,000.

## NOTE H - INCOME TAXES

The Firm's provision for income taxes (benefit) for the year ended June 30, 2016 consist of the following:

| | |
|---|---|
| Federal Income Tax (Benefit) | ($ 1,053) |
| State Income Tax (Benefit) | ( 634) |
| Total | ($ 1,687) |
| Currently Payable | $ 297 |
| Deferred Provision | ( 1,984) |
| Total | ($ 1,687) |

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. As of June 30, 2016, net deferred taxes consisted of the following:

| | |
|---|---|
| Commissions Receivable | $ 7,471 |
| Commissions Payable | ( 6,196) |
| Prepaid Expenses | 4,402 |
| Net Deferred Tax Liability | $ 5,677 |

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions that require recognition or disclosure in the accompanying financial statements. The federal and state income tax returns for the Firm are subject to examination by the Internal Revenue Service and state taxing authorities, generally for a period of three years from the date they were filed. The Firm has not been notified of any intent for such an examination.

## NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders' of the Firm is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Firm. These results could be significantly different from those that would have been obtained if the Firm was autonomous.

As of July 1, 1995 the Firm has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis and may be terminated immediately by either party. The Firm incurred management fees of $294,000 for the year ended June 30, 2016. The monthly management fee is a charge designed to cover the costs for occupancy, payroll and related costs, advertising and promotional, insurance and various other office expenses. Universal Asset Management, Inc. and the Firm have common shareholders.

The shareholders of the Firm are licensed registered representatives. During the years end June 30, 2016 the Firm paid commissions to the shareholders in the amounts of $65,980.

**SUPPLEMENTARY INFORMATION**

**Pursuant to Rule 17a-5 of the**

**Securities Exchange Act of 1934**

**As of June 30, 2016**

**Schedule I**

**GLOBAL BROKERAGE SERVICES, INC.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**As of June 30, 2016**

NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | | $ 68,778 |
| Deduct stockholders' equity not allowable for net capital | | -0- |
| Total stockholders' equity qualified for net capital | | 68,778 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | -0- |
| B. Other (deductions) or allowable credits- deferred income taxes payable | | -0- |
| Total capital and allowable subordinated liabilities | | 68,778 |
| Deductions and/or charges | | |
| A. Non-allowable assets | | |
| Nonallowable Receivables | $ 4,552 | |
| Prepaid Expenses | 20,000 | |
| Other deductions and/or charges | -0- | 24,552 |
| Net capital before haircuts on securities positions | | 44,226 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | |
| A. Contractual securities commitments | -0- | |
| B. Trading and investment securities | -0- | |
| C. Other: | -0- | -0- |
| Net Capital | | 44,226 |

**Schedule I (Continued)**

**GLOBAL BROKERAGE SERVICES, INC.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**As of June 30, 2016**

**Aggregate Indebtedness**

| | |
|---|---|
| Items included in statement of financial condition | |
| Short-term bank loans (secured by customers' securities) | $ -0- |
| Payable to brokers and dealers | 27,701 |
| Payable to clearing broker | -0- |
| Other accounts payable and accrued expenses | 6,422 |
| Total aggregate indebtedness | 34,123 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi) | $ 5,000 |
| Excess net capital at 1200% | $ 496,593 |
| Percentage of Aggregate Indebtedness to Net Capital | 77.15% |

**Reconciliation With Company's Computation**

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2016. Therefore, no reconciliation is included.

**Schedule II**

## GLOBAL BROKERAGE SERVICES, INC.
## Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission

**As of June 30, 2016**

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k)(2)(ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

*Kuczak & Associates, P.A.*
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Global Brokerage Services, Inc.
Hunt Valley, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Global Brokerage Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Global Brokerage Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Global Brokerage Services, Inc. stated that Global Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2016 without exception. Global Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
August 16, 2016

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

Board of Directors
Global Brokerage Services, Inc.
Hunt Valley, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Global Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Global Brokerage Services, Inc.'s management is responsible for Global Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences.

3.Proved the arithmetical accuracy of the calculations reflected on form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kuczak & Associates, P.A.

Bel Air, Maryland
August 16, 2016